DAVID J. KAUFMAN

DIRECT DIAL: 312.499.6741

PERSONAL FAX: +1 312 277 6486

E-MAIL: DJKaufman@duanemorris.com

www.duanemorris.com

July 9, 2010

VIA EDGAR AND FACSIMILE

DIVISION OF CORPORATE FINANCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

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Washington, DC 20549-3628

Attention: Evan S. Jacobson, Esq.

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Re:	Life Quotes, Inc.

Schedule TO-I/13E-3 Filed on June 29, 2010

Schedule 14D-9/A Filed on June 29, 2010

File No. 005-56673

Ladies and Gentlemen:

On behalf of the Company set forth below is the comments contained in your July 1, 2010 letter with respect to the above-captioned filing, together with the responses of the Company to each comment. For your convenience, the numbered responses correspond to the numbered comments in your letter. We have included each comment in italics and each response in regular font below.

Schedule TO-I/13E-3

General

1.	We note the disclosure under various items of the Schedule 13E-3, including the book value per share and the information under Item 9 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise.

DUANE MORRIS LLP
190 SOUTH LASALLE STREET, SUITE 3700 CHICAGO, IL 60603-3433	PHONE: 312.499.6700 FAX: 312.499.6701

July 9, 2010 Page 2

ANSWER:

We have revised the Schedule TO-I/13E-3 to incorporate by reference the information contained in the tender offer statement in answer to the Items required by Schedule 13E-3.

2.	We note that some of the information required by Schedule 13E-3 appears in your Schedule 14D-9, rather than in the Offer to Purchase. Please revise to ensure that you have incorporated the information from the correct document for each item.

ANSWER:

We have revised the Schedule 13E-3 to incorporate the necessary information from the correct document for each item.

Item 8 of Schedule 13E-3: Fairness of the Transaction, page 9

3.	We note that the disclosure in your amended Schedule 14D-9 states that the “Special Committee has unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than LQ Acquisition).” Please revise to include the board’s fairness determination, since the issuer, not the Special Committee, is the filing person on the Schedule 13E-3. In addition, please revise so that the board states whether it believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, rather than “to the Company’s stockholders (other than LQ Acquisition Inc.).” Finally, please omit the limitation regarding “from a financial point of view.” See Item 1014(a) of Regulation M-A. Please revise throughout your Schedule 14D-9.

ANSWER:

We have revised where appropriate that the Board has met and determined the fairness, including to the unaffiliated stockholders, rather than to the Company’s stockholders (other than LQ Acquisition). We have also omitted the limitation “from a financial point of view.”

4.	In responding to comment three, to the extent that you believe it is proper for the Special Committee to make the fairness determination on behalf of the Company, provide support, including a legal analysis, as well as an opinion of qualified counsel, as to why the Special Committee has the authority to act on behalf of the Company in this regard. In addition, if your board of directors bases its fairness determination on the analysis of factors undertaken by others (e.g., the special committee or the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of SEC Release No. 34-17719 (April 13, 1981).

July 9, 2010 Page 3

ANSWER:

The Board has expressly adopted this analysis and the disclosure has been so modified.

Schedule 14D-9

Background of the Offer, page 5

5.	Please revise to describe the board’s reasons for rejecting the alternative offer by Party B. Refer to Item 1013(b) of Regulation M-A.

ANSWER:

We have described the Board’s reasoning for rejecting the alternative offer from Party B.

6.	Please revise to describe the board’s reasons for structuring or agreeing to structure the Rule 13e-3 transaction so that LQ loaned the funds to LQ Acquisition to purchase shares tendered in the offer, at a time when the issuer was “struggling financially.” Refer to Item 1013(c) of Regulation M-A.

ANSWER:

We have further explained why the Board structured the transaction with a loan during the time it is struggling financially.

7.	Please describe the special Delaware law opinion that the board received on October 9, 2009.

ANSWER:

We have described the Delaware law opinion from Edwards Angell.

Summary of Financial Analysis Conducted by Matt Friesel, page 27

8.	Please revise to include the information required by Item 1015(b)(2)-(4) of Regulation M-A.

July 9, 2010 Page 4

ANSWER:

We have revised the disclosure to describe Mr. Friesl’s background and qualifications and that he has no relationship with the Company, as required by Item 1015(b)(2)-(4) of Regulation M-A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to give either me or Neal Patel at 312.499.0142 a call.

Very truly yours,

/s/ David J. Kaufman
David J. Kaufman

DJK: me

CC: Phil Perillo